As filed with the Securities and Exchange Commission on March 24, 2014.

Registration No. 333-194640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

VEEVA SYSTEMS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	20-8235463
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Veeva Systems Inc.

4637 Chabot Drive, Suite 210

Pleasanton, California 94588

(925) 452-6500

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Cabral

Chief Financial Officer

Veeva Systems Inc.

4637 Chabot Drive, Suite 210

Pleasanton, California 94588

(925) 452-6500

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.

Brian C. Patterson, Esq.

Richard C. Blake, Esq.

Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, California 94063
(650) 321-2400

Josh Faddis, Esq. Vice President, General Counsel and Corporate Secretary Veeva Systems Inc. 4637 Chabot Drive, Suite 210 Pleasanton, California 94588 (925) 452-6500	Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Class A Common Stock, $0.00001 par value	13,800,000 shares	$30.96	$427,248,000	$16,390

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and is based on the average of the high and low sales price of the Registrant’s Class A common stock as reported on The New York Stock Exchange on March 21, 2014.

(3)	The Registrant previously paid $38,640 in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 24, 2014

12,000,000 Shares

CLASS A COMMON STOCK

Veeva Systems Inc. is offering 890,000 shares of its Class A common stock and the selling stockholders are offering 11,110,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 97.3% of the voting power of our outstanding capital stock following this offering, and our executive officers and directors and their affiliates will hold approximately 72.8% of the voting power of our outstanding capital stock following this offering.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “VEEV.” On March 21, 2014, the last reported sale price of our Class A common stock on the New York Stock Exchange was $30.11 per share.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Veeva	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters the right to purchase up to an additional 1,800,000 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2014.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	J.P. MORGAN

PACIFIC CREST SECURITIES	CANACCORD GENUITY	STIFEL	WELLS FARGO SECURITIES

                    , 2014

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, and in “Risk Factors” beginning on page 8, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms “Veeva,” the “company,” “we,” “us” and “our” in this prospectus to refer to Veeva Systems Inc. and its subsidiaries.

VEEVA SYSTEMS INC.

Veeva is a leading global provider of industry-specific, cloud-based software solutions for the life sciences industry. Our solutions enable pharmaceutical and other life sciences companies to realize the benefits of modern cloud-based architectures and mobile applications for their most critical business functions, without compromising industry-specific functionality or regulatory compliance. Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions. Our regulated content management and collaboration solutions enable our customers to more efficiently manage a range of highly regulated, content-centric processes across the enterprise. Our customer master solution enables our customers to more effectively manage complex healthcare provider and healthcare organization data. We have built our company’s culture around customer success and believe that our customers consider us a strategic business partner.

We founded our company in 2007 on the premise that industry-specific business problems would best be addressed by industry-specific, cloud-based solutions, an approach referred to as Industry Cloud. We believe Industry Cloud solutions are particularly relevant to global, complex and heavily regulated industries, such as the life sciences industry that we serve. Although there are some basic functions within life sciences companies that horizontal cloud-based solutions have been able to address, such as payroll and expense management, the industry has largely continued to rely on legacy, on-premise information technology (IT) systems to meet industry-specific needs in critical business functions such as new drug submissions, quality management, sales and marketing. As a result, prior to Veeva, life sciences companies were largely unable to implement cloud-based solutions for many of their most critical business functions.

Our Industry Cloud for life sciences consists of cloud-based solutions that were designed from the ground up to address the specific business and regulatory requirements of this global industry. Veeva CRM, our customer relationship management solution for sales representatives, enables a broad range of industry-specific functions such as drug sample tracking with electronic signature capture, healthcare affiliations management, and the ability to conduct interactive, rich media demonstrations with physicians on a mobile device, with or without an internet connection. Veeva Vault, our regulated content management and collaboration solution, enables the management of complex, content-centric processes, such as the collection, management and organization of thousands of documents during clinical trials and managing the complex versioning, workflows and approvals for promotional materials, in compliance with stringent government regulations. Veeva Network, our customer master solution, enables the creation and maintenance of the healthcare provider and organization master data that drives life sciences companies’ sales and marketing operations.

Our solutions utilize multi-tenant architectures, allowing us to rapidly deliver new functionality to all customers simultaneously and enabling our customers to benefit from our innovations and to comply with frequently changing regulations more quickly because all customers are using the same version of our solutions. A multi-tenant architecture is one that allows multiple customers to use the same hardware and software infrastructure while keeping each customer’s data logically separated. In addition, our global employee base, including our professional services team, gives us insights into industry best practices that can be quickly incorporated into our solutions, benefitting all of our customers. We believe this industry-focused approach of continual improvement has the potential to make our Industry Cloud the standard for the life sciences industry. In addition, we believe that the data generated from our deep, industry-specific applications can provide unique insights about the industry that we can incorporate into our solutions, further increasing the value of our Industry Cloud.

An element of our strategy has been to build a global enterprise to serve the needs of the life sciences industry worldwide. As of January 31, 2014, we had 725 employees, including approximately 236 employees located outside North America, primarily in Europe, Japan and China. Our solutions are designed to enable compliance with global regulatory requirements and are available in 27 languages. For our fiscal year ended January 31, 2014, international revenues constituted 41% of our total revenues. We believe our global presence is a significant strategic asset, as our employees maintain strong local relationships with senior customer executives and obtain valuable feedback on both our existing and potential solutions suited to specific geographies.

We have achieved rapid customer growth and strong customer retention, which we believe is largely due to our focus on customer success. As of January 31, 2012, 2013 and 2014, we served 95, 134 and 198 life sciences customers, respectively, including 33 of the 50 largest global pharmaceutical companies as of January 31, 2014. Our solutions have been implemented in over 80 countries, ranging from deployments within a single division or geography to major deployments at some of the largest global pharmaceutical companies, including Bayer Healthcare AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck & Co., Inc. and Novartis International AG, as well as projects at smaller life sciences companies. For an explanation of how we define our current customers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

We have experienced significant growth in revenues and profitability in a short period of time. For our fiscal years ended January 31, 2012, 2013 and 2014, our total revenues were $61.3 million, $129.5 million and $210.2 million, respectively, representing year-over-year growth in total revenues of 111% and 62% for our two most recent fiscal years. For our fiscal years ended January 31, 2012, 2013 and 2014, our subscription services revenues were $32.6 million, $73.3 million and $146.6 million, respectively, representing year-over-year growth in subscription services revenues of 125% and 100% for our two most recent fiscal years. We generate revenues from subscription fees and from professional services fees, for configuration, implementation and training. We generated net income of $4.2 million, $18.8 million and $23.6 million for our fiscal years ended January 31, 2012, 2013 and 2014, respectively.

Corporate Information

We were incorporated in the state of Delaware in January 2007 and changed our name to Veeva Systems Inc. from Verticals onDemand, Inc. in April 2009. Our principal executive offices are located at 4637 Chabot Drive, Suite 210, Pleasanton, California 94588. Our telephone number is (925) 452-6500. Our website address is www.veeva.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Veeva, the Veeva logo, Veeva CRM, Veeva CLM, Veeva iRep, Veeva CRM Approved Email, Veeva CRM Engage, Veeva Network, Veeva Vault, Vault eTMF, Vault Investigator Portal, Vault Submissions, Vault QualityDocs, Vault PromoMats, Vault MedComms, Approved Email, Vault, iRep and other trademarks or service marks of Veeva appearing or incorporated by reference in this prospectus are the property of Veeva. This prospectus or the documents incorporated by reference in this prospectus contain additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Class A common stock offered

By us	890,000 shares
By the selling stockholders	11,110,000 shares
Total	12,000,000 shares

Class A common stock to be outstanding after this offering	27,044,750 shares

Class B common stock to be outstanding after this offering	98,736,795 shares

Total Class A and Class B common stock to be outstanding after this offering	125,781,545 shares

Over-allotment option to purchase additional shares of Class A common stock offered

By us	500,000 shares
By the selling stockholders	1,300,000 shares
Total	1,800,000 shares

Use of proceeds

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $25.0 million, assuming a public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, obtain additional capital, facilitate an orderly distribution of shares for the selling stockholders, increase our public float and increase our visibility in the marketplace. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. However, we do not currently have specific planned uses of the proceeds. In addition, we may use a portion of the net proceeds from this offering for acquisitions of or investments in other complementary businesses, technologies or other assets. However, we currently have no agreements or commitments with respect to any specific material acquisitions or investments at this time. See “Use of Proceeds.”

Voting rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Our executive officers and directors and their affiliates, who after this offering will hold approximately 72.8% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal and Selling Stockholders.”

New York Stock Exchange symbol	“VEEV”

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on 15,044,750 shares of our Class A common stock and 109,746,795 shares of our Class B common stock outstanding as of January 31, 2014, and excludes:

•	25,424,437 shares of Class A and Class B common stock issuable upon the exercise of options outstanding as of January 31, 2014, with a weighted-average exercise price of approximately $3.22 per share;

•	300,000 shares of Class A common stock issuable upon the exercise of outstanding options granted between February 1, 2014 and March 21, 2014, with an exercise price of $32.26 per share;

•	156,050 shares of Class A common stock subject to restricted stock units (RSUs) outstanding as of January 31, 2014;

•	97,575 shares of Class A common stock subject to RSUs granted between February 1, 2014 and March 21, 2014;

•

4,000,000 shares of Class A common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of January 31, 2014, plus an additional 1,247,915 shares of Class A common stock that became available for future grants under our 2013 Employee Stock Purchase Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year; and

•

2,065,657 shares of our Class A common stock reserved for future issuance under our 2013 Equity Incentive Plan as of January 31, 2014, plus an additional 6,239,577 shares of Class A common stock that became available for future grants under our 2013 Equity Incentive Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

•

no exercise of outstanding options or settlement of outstanding RSUs subsequent to January 31, 2014, except the issuance of 100,000 shares of Class B common stock to be acquired by a selling stockholder upon the exercise of an option and the conversion of those shares of Class B common stock to Class A common stock in order to sell those shares in this offering;

•

the automatic conversion of 11,010,000 shares of our Class B common stock held by the other selling stockholders into an equivalent number of shares of our Class A common stock upon their sale by these selling stockholders in this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional 1,800,000 shares of Class A common stock to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data. The consolidated statements of operations data for our fiscal years ended January 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of January 31, 2014 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. You should read this summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year Ended January 31,
	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Income Data:

Revenues:
Subscription services	$32,613	$73,280	$146,621
Professional services and other	28,649	56,268	63,530

Total revenues	61,262	129,548	210,151

Cost of revenues(1):
Cost of subscription services	8,768	18,852	36,199
Cost of professional services and other	20,288	38,164	46,403

Total cost of revenues	29,056	57,016	82,602

Gross profit	32,206	72,532	127,549

Operating expenses(1):
Research and development	7,750	14,638	26,327
Sales and marketing	12,279	19,490	41,507
General and administrative	5,539	8,371	20,411

Total operating expenses	25,568	42,499	88,245

Operating income	6,638	30,033	39,304
Other income (expense), net	15	(940)	(804)

Income before income taxes	6,653	29,093	38,500
Provision for income taxes	2,423	10,310	14,885

Net income	$4,230	$18,783	$23,615

Net income attributable to Class A and Class B common stockholders basic and diluted	$599	$3,480	$10,405

Net income per share attributable to Class A and Class B common stockholders:
Basic	$0.03	$0.17	$0.20

Diluted	$0.02	$0.11	$0.15

(1) Includes stock-based compensation as follows:
Cost of revenues:
Cost of subscription services	$1	$3	$118
Cost of professional services and other	63	120	902
Research and development	106	238	1,700
Sales and marketing	99	140	1,788
General and administrative	165	214	2,442

Total stock-based compensation	$434	$715	$6,950

	As of January 31, 2014
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$288,132	$313,083
Working capital	267,115	292,066
Deferred revenue	67,380	67,380
Total assets	370,308	395,259
Additional paid-in capital	231,534	256,485
Total stockholder’s equity	280,096	305,047

(1)

The as adjusted column in the consolidated balance sheet data as of January 31, 2014 reflects (i) our sale of 890,000 shares of Class A common stock in this offering at the assumed public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance of 100,000 shares of Class B common stock to be acquired by a selling stockholder upon the exercise of an option and the conversion of those shares of Class B common stock to Class A common stock in order to sell those shares in this offering.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

We were incorporated in 2007 and introduced our first commercially available cloud-based solution, Veeva CRM, that same year. Our two other major solutions, Veeva Vault and Veeva Network, were introduced in 2011 and 2013, respectively. As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We expect the future growth rate of our revenues to decline, and as our costs increase, we may not be able to generate sufficient revenues to sustain the level of profitability we have achieved in the past or achieve profitability in the future.

In our fiscal years ended January 31, 2013 and 2014, our revenues grew by 111% and 62%, respectively, as compared to revenues from the prior fiscal year. We expect the growth rate of our revenues to decline in future periods. At the same time, we expect our future expenses to increase as we continue to invest in our business. We expect to incur significant future expenditures related to:

•	developing new solutions, enhancing our existing solutions and improving the technology infrastructure, scalability, availability, security and support for our solutions;

•

expanding and deepening our relationships with our existing customer base, including expenditures related to increasing the adoption of our solutions by the research and development departments of life sciences companies;

•	sales and marketing, including expansion of our direct sales organization and global marketing programs;

•	expansion of our professional services organization;

•	international expansion; and

•	general operations, IT systems and administration, including legal and accounting expenses related to being a public company that we did not incur as a private company.

Our investments may not result in increased revenues now or in the future. If our efforts to increase revenues and manage our expenses are not successful, or if we incur costs, damages, fines, settlements or judgments as a result of other risks and uncertainties described in this prospectus, our operating results and business would be harmed. As a result, we cannot assure you that we will increase or sustain our historical levels of profitability or that we will achieve profitability in the future.

Additionally, our professional services revenues fluctuate as a result of the achievement of milestones in our professional services arrangements, and the requirements, complexity and timing of our customers’ implementation projects. In recent quarterly periods, our professional services revenues have remained relatively flat or declined as compared to the prior quarterly period, and our professional services revenues may not increase on a quarterly basis in the future.

In our fiscal year ended January 31, 2014, we derived approximately 95% of our subscription services revenues from our Veeva CRM solutions, and Veeva CRM has achieved substantial penetration within the U.S.-based sales teams of pharmaceutical and biotechnology companies. If our efforts to further increase the use and adoption of our Veeva CRM solutions do not succeed, the growth rate of our revenues may decline.

In our fiscal year ended January 31, 2014, we derived approximately 95% of our subscription services revenues from our Veeva CRM solutions, including Veeva CRM, Veeva CLM, Veeva iRep and Veeva CRM Approved Email, and we have realized substantial sales penetration with Veeva CRM among the U.S.-based sales teams of large pharmaceutical and biotechnology companies in particular. A critical factor for our continued growth is our ability to sell additional user subscriptions for Veeva CRM to our existing and new customers. Any factor adversely affecting sales of this solution, including penetration of the U.S. market, could adversely affect the growth rate of our revenues, operating results and business.

If our newer solutions, including Veeva Vault, Veeva CRM Approved Email or Veeva Network, are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

Our continued growth and profitability will depend on our ability to successfully develop and sell new solutions, including Veeva Vault, Veeva CRM Approved Email and Veeva Network. These solutions were recently introduced and it is uncertain whether these solutions will ever result in significant revenues or comprise a significant portion of our total revenues. It may take us significant time and we may incur significant expense to effectively market and sell these solutions, or to develop other new solutions and make enhancements to our existing solutions. If Veeva Vault, Veeva CRM Approved Email, Veeva Network or other solutions that we may develop and introduce in the future do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results will be adversely affected.

We have experienced rapid growth in recent periods, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

Since we were founded, we have experienced rapid growth and expansion of our operations. For instance, our employee headcount has increased from 437 as of January 31, 2013 to 725 employees as of January 31, 2014, and we plan on hiring additional employees in the future. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure, facilities and other resources. Our ability to manage our operations and growth will require us to continue to expand our research and development, sales and marketing, professional services and finance and administration teams, as well as our facilities and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. Moreover, if we fail to efficiently manage this expansion, our costs and expenses may increase more than we plan and we may fail to expand our customer base, enhance our existing solutions, develop new solutions, satisfy the requirements of our existing customers, respond to competitive challenges or otherwise execute our business plan. If we are unable to manage our growth, our operating and financial results likely would be harmed.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions and we may incur significant liabilities.

Our solutions involve the storage and transmission of our customers’ proprietary information, including personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, sensitive proprietary data related to the regulatory submission process for new medical treatments, and other sensitive information. As a result, unauthorized access or security breaches as a result of third-party action, employee error, malfeasance or otherwise could result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could adversely affect our ability to attract new customers, cause existing customers to elect to not renew their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results. Our insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. A security breach of another significant provider of cloud-based solutions may also negatively impact the demand for our solutions.

Our subscription agreements with our customers are generally for a term of one year. If our existing customers do not renew their subscriptions annually, or buy additional solutions and user subscriptions from us, or renew at lower fee levels, our business and operating results will suffer.

Our subscription agreements with our customers are generally for a term of one year. We expect to continue to derive a significant portion of our revenues from renewal of existing subscription agreements. As a result, maintaining the renewal rate of our subscriptions and selling additional solutions and user subscriptions is critical to our future operating results. Factors that may affect the renewal rate for our solutions and our ability to sell additional solutions and user subscriptions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing solutions and services;

•	the effectiveness of our professional services;

•	our ability to develop complementary solutions, applications and services;

•	the stability, performance and security of our hosting infrastructure and hosting services; and

•	the business environment of our customers and, in particular, headcount reductions by our customers.

We enter into master subscription agreements with our customers. Orders typically have a one-year term and automatically renew unless notice of cancellation is provided in advance. Our customers have no obligation to renew their subscriptions for our solutions after their orders expire. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenues from these customers. Factors that are not within our control may contribute to a reduction in our subscription services revenues. For instance, our customers may reduce their number of sales representatives, which would result in a corresponding reduction in the number of user subscriptions needed for some of our solutions and thus a lower aggregate renewal fee. Our future operating results also depend, in part, on our ability to sell new solutions, applications and professional services to our existing customers. If our customers fail to renew their agreements, renew their agreements upon less favorable terms or at lower fee levels, or fail to purchase new solutions, applications and professional services from us, our revenues may decline or our future revenues may be constrained.

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could slow the growth rate of our revenues or cause our revenues to decline.

In our fiscal years ended January 31, 2012, 2013 and 2014, our top 10 customers accounted for 61%, 54% and 56% of our total revenues, respectively. We rely on our reputation and recommendations from key customers in order to promote our solutions to potential customers. The loss of any of our key customers, or a failure of some of them to renew or expand user subscriptions, could have a significant impact on the growth rate of our revenues, reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation or non-renewal of our agreements with those customers or by the acquiring companies, thereby reducing the number of our existing and potential customers.

Our agreement with salesforce.com imposes significant financial commitments on us which we may not be able to meet and which could negatively impact our financial results in the future.

Key and substantial portions of our Veeva CRM solutions, including Veeva CRM, Veeva CLM and Veeva CRM Approved Email, are developed on or utilize the Salesforce Platform of salesforce.com, inc. Under our agreement, salesforce.com provides the hosting infrastructure and data center for portions of the Veeva CRM solution, as well as the system administration, configuration, reporting and other platform level functionality. In exchange, we pay salesforce.com a fee. Our agreement with salesforce.com requires that we meet minimum order commitments of $500 million over the term of the agreement, which ends on September 1, 2025, including “true-up” payments if the orders we place with salesforce.com have not equaled or exceeded the following aggregate amounts within the timeframes indicated: (i) $250 million from March 1, 2014 to September 1, 2020 and (ii) the full amount of $500 million by September 1, 2025. If we are not able to meet the minimum order commitments, the required true-up payments will negatively impact our margins, cash flows, cash balance and financial condition, and our stock price may decline.

All of our revenues are generated by sales to life sciences industry customers, and factors that adversely affect this industry could also adversely affect us.

All of our sales are to customers in the life sciences industry, in particular the pharmaceutical and biotechnology industries. Demand for our solutions could be affected by factors that adversely affect the life sciences industry. The life sciences industry is highly regulated and competitive, has been adversely affected by the recent economic downturn and has experienced periods of considerable consolidation. Changes in regulations could require us to expend significant resources in order to ensure that our solutions continue to meet the needs our customers. In addition, competition, consolidation, expiration of key patents and other general economic and industry specific factors could lead to a significant reduction in pharmaceutical sales representatives and other personnel that use our solutions. For these reasons and others, selling to life sciences companies can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. Accordingly, our operating results and our ability to efficiently provide our solutions to life sciences companies and to grow or maintain our customer base could be adversely affected as a result of factors that affect the life sciences industry generally.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our Class A common stock.

Our quarterly results of operations, including our revenues, gross margin, profitability and cash flows, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuation in quarterly results may adversely impact the value of our Class A common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed elsewhere in this “Risk Factors” section and those listed below:

•	the addition or loss of large customers, including through acquisitions or consolidations of such customers;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	conditions within the life sciences industry;

•	general economic, industry and market conditions;

•	our ability to attract new customers;

•	amount of professional services purchased by our customers;

•	customer renewal rates and the timing and terms of customer renewals;

•	increases or decreases in the number of users of our solutions or pricing changes;

•	changes in our pricing policies or those of our competitors;

•	the mix of solutions and services sold during a period;

•	variations in the timing of the sales of our solutions;

•

the timing and success of introductions of new solutions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

The forecasts of market growth we have provided publicly, including those incorporated by reference in this prospectus, may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts we have provided publicly, including those incorporated by reference in this prospectus, relating to the expected growth in the global life sciences industry, cloud computing markets and technology market may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in executing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth we have provided publicly, including those incorporated by reference in this prospectus, should not be taken as indicative of our future growth.

The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

The markets for our solutions are highly competitive. Our Veeva CRM solutions compete with offerings from large global enterprise software vendors, such as Oracle Corporation, and also compete with life sciences-specific customer relationship management providers, such as Cegedim SA and IMS Health Holding, Inc. We also compete with a number of vendors of cloud-based and on-premise customer relationship management applications that address only a portion of one of our customer relationship management solutions. Our Veeva Vault regulated content management and collaboration solutions compete with offerings from large global content management platform vendors such as EMC Corporation, Microsoft Corporation and OpenText Corporation. We also compete with professional services companies that provide solutions on these platforms, such as Computer Sciences Corporation, and with other life sciences specific providers. In the future, providers of horizontal cloud-based storage products may seek to compete with our regulated content management and collaboration solutions. Our Veeva Network customer master solution competes with master data software offerings from vendors such as Informatica Corporation, and data providers such as Cegedim SA, IMS Health Holding, Inc. and many other data providers. We may also face competition from custom-built software developed by third-party vendors or developed in-house by our potential customers, or from applications built by our customers or by third parties on behalf of our customers using commercially available software platforms that are provided by third parties. We may also face competition from companies that provide cloud-based solutions in different target or horizontal markets that may develop applications or work with companies that operate in our target markets. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.

In some cases, our competitors are well-established providers of competitive solutions, which have long-standing relationships with many of our current and potential customers, including large pharmaceutical and emerging biopharmaceutical companies. Oracle and EMC, for example, each have larger and greater name recognition, a much longer operating history, larger marketing budgets and significantly greater resources than we do.

Many of our competitors may be able to devote greater resources to the development, promotion and sale of their products and services than us. Such competitors may be able to initiate or withstand substantial price competition, and may offer solutions competitive to certain of our solutions on a standalone basis at a lower price or bundled as part of a larger product sale. In addition, many of our competitors have established marketing relationships, access to larger customer bases, and distribution agreements with consultants, system integrators and resellers that we do not have. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. In addition, in order to take advantage of customer demand for cloud-based solutions, such competitors may expand their cloud-based solutions through acquisitions and organic development, or may seek to partner with other leading cloud providers.

If our competitors’ products, services or technologies become more accepted than our solutions, if they are successful in bringing their products or services to market earlier than ours, if their products or services are more technologically capable than ours, or if customers replace our solutions with custom-built software, then our revenues could be adversely affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We may not effectively scale and adapt our existing technology to meet the performance and other requirements of our global customers, which could adversely affect our business and operating results.

Our future growth depends upon our ability to continue to meet the expanding needs of our global customers as their use of our solutions grows. As these customers gain more experience with our solutions, the number of users of our solutions, the amount of data transferred, processed and stored by us, the number of locations where our solutions are being accessed and the number of processes and systems managed by our solutions on behalf of these customers have in some cases, and may in the future, expand rapidly. As a result, we intend to continue to make significant investments to develop and implement new technologies in our solutions and cloud infrastructure operations. These technologies, which include databases, applications and server optimizations, network and hosting strategies and automation, are often advanced, complex, new and untested. To the extent that we do not effectively scale our solutions and operations to maintain performance as our customers expand their use of our solutions, our business and operating results could be adversely affected.

If the market for cloud-based solutions develops more slowly than we expect or declines, our revenues could decrease and our business could be adversely affected.

The market for cloud-based solutions is not as mature as the market for on-premise enterprise software in the life sciences industry, and it is uncertain whether cloud-based solutions will achieve and sustain high levels of customer demand and market acceptance in the life sciences industry. Our success will depend to a substantial extent on the widespread adoption of cloud-based solutions in the life sciences industry, and of Veeva CRM, Veeva Vault and Veeva Network in particular. Many enterprises, and in particular in the life sciences industry, have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based solutions. It is difficult to predict customer adoption rates and demand for our solutions, the future growth rate and size of the cloud computing market or the entry of competitive solutions. The expansion of cloud-based solutions, particularly in the life sciences industry, depends on a number of factors, including the cost, performance and perceived value associated with cloud-based solutions, as well as the ability of providers of cloud-based solutions to address security, privacy and unique regulatory requirements or concerns. If we or other cloud-based solution providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based solutions in the life sciences industry, including our solutions, may be adversely affected. If cloud-based solutions do not achieve widespread adoption in the life sciences industry, or there is a reduction in demand for cloud-based solutions caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, our revenues could decrease and our business could be adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable investment of time and expense. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Our sales process entails planning discussions with prospective customers, analyzing their existing solutions and identifying how these potential customers can use and benefit from our solutions. The sales cycle for a new customer, from the time of prospect qualification to the completion of the first sale, may span over twelve months. In particular, we have limited history selling to the research and development departments of life sciences companies, yet many of our newer solutions, including certain Veeva Vault solutions, were developed to target the research and development function. As a result, our sales cycle for these solutions may be lengthy and difficult to predict. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will result in the sale of our solutions. In addition, our sales cycle can vary substantially from customer to customer because of various factors, including the discretionary nature of potential customers’ purchasing and budget decisions, the announcement or planned introduction of new solutions by us or our competitors and the purchasing approval processes of potential customers. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

The software industry changes rapidly as a result of technological and product developments, which may render our solutions less desirable. If we are unable or unsuccessful in enhancing our solutions in response to technological developments, our revenues and operating results could be adversely affected.

The software industry is subject to rapid technological change. The introduction of new technologies in the software industry, including mobile technologies, will continue to have a significant effect on competitive conditions in the life sciences industry. We may not be able to develop and introduce new solutions and enhancements to our existing solutions that respond to technological changes on a timely basis. If we are unable to develop and sell new solutions that provide utility to our customers and provide enhancements and new features for our existing solutions that keep pace with rapid technological and regulatory change, our revenues and operating results could be adversely affected.

Defects or disruptions in our solutions could result in diminishing demand for our solutions, a reduction in our revenues and subject us to substantial liability and decrease our revenues.

We generally release updates to our solutions three times per year. These updates may contain undetected errors when first introduced or released. We have from time to time found defects in our solutions, and new errors in our existing solutions may be detected in the future. Since our customers use our solutions for important aspects of their business, any errors, defects, disruptions or other performance problems with our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction of our revenues, an increase in our bad debt expense, an increase in collection cycles for accounts receivable, require us to increase our warranty provisions, or incur the expense of litigation or substantial liability.

Because key and substantial portions of our Veeva CRM solutions are built on salesforce.com’s Salesforce Platform, we are dependent upon our agreement with salesforce.com to provide our Veeva CRM solutions to our customers.

Key and substantial portions of our Veeva CRM solutions, including Veeva CRM, Veeva CLM and Veeva CRM Approved Email, are developed on or utilize the Salesforce Platform of salesforce.com, inc., and we rely on our agreement with salesforce.com to continue to use the Salesforce Platform as combined with the proprietary aspects of our Veeva CRM solutions.

Our agreement with salesforce.com expires on September 1, 2025. However, salesforce.com has the right to terminate the agreement in certain circumstances, including in the event of a material breach of the agreement by us, or that salesforce.com is subjected to third-party intellectual property infringement claims based on our solutions (except to the extent based on the Salesforce Platform) or our trademarks and we do not remedy such infringement in accordance with the agreement. Also, if we are acquired by specified companies, salesforce.com may terminate the agreement upon notice of not less than 12 months. If salesforce.com terminates our agreement under these circumstances, our customers will be unable to access our Veeva CRM solutions. A termination of the agreement would cause us to incur significant time and expense to acquire rights to, or develop, a replacement customer relationship management platform and we may not be successful in these efforts. Even if we were to successfully acquire or develop a replacement customer relationship management platform, some customers may decide not to adopt the replacement platform and may decide to use a different customer relationship management solution. If we were unsuccessful in acquiring or developing a replacement customer relationship management platform or acquired or developed a replacement customer relationship management platform that our customers do not adopt, our business, operating results and brand may be adversely affected.

Also, if either party elects not to renew the agreement at the end of its September 1, 2025 term or if the agreement is terminated by us as a result of salesforce.com’s breach, the agreement provides for a five-year wind-down period in which we would be able to continue providing the Salesforce Platform as combined with the proprietary aspects of our solutions to our existing customers but would be limited with respect to the number of additional subscriptions we could sell to our existing customers. After the wind-down period, we would no longer be able to use the Salesforce Platform.

Our agreement with salesforce.com provides that we can use the Salesforce Platform as combined with our proprietary Veeva CRM application to sell sales automation solutions only to drug makers in the pharmaceutical and biotechnology industries, which does not include the medical devices industry or products for non-drug departments of pharmaceutical and biotechnology companies. Sales of the Salesforce Platform in combination with our Veeva CRM application to additional industries would require the review and approval of salesforce.com. Our inability to freely sell our Veeva CRM solution outside of drug makers in the pharmaceutical and biotechnology industries may adversely impact our growth.

While our agreement with salesforce.com, subject to certain exceptions, provides that salesforce.com will not position, develop, promote, invest in or acquire applications directly competitive to the Veeva CRM solution for sales automation that directly target drug makers in the pharmaceutical and biotechnology industry, or the pharma/biotech industry, our remedy for a breach of this commitment by salesforce.com would be to terminate the agreement, or continue the agreement but be released from our minimum order commitments from the date of

salesforce.com’s breach forward. While our agreement with salesforce.com also restricts salesforce.com from competing with us with respect to sales opportunities for sales automation solutions for the pharma/biotech industry unless such competition has been pre-approved by salesforce.com’s senior management based on certain criteria specified in the agreement, and imposes certain limits on salesforce.com from entering into arrangements similar to ours with other parties with respect to sales automation applications for the pharma/biotech industry, it does not restrict a salesforce.com customer’s ability (or the ability of salesforce.com on behalf of a specific salesforce.com customer) to customize or configure the Salesforce Platform. Some current or potential customers of ours may choose to build custom solutions using the Salesforce Platform rather than buying our solutions.

We depend on data centers operated by third parties for Veeva CRM, Veeva Vault and Veeva Network, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.

Veeva CRM is primarily hosted by salesforce.com from data centers located in California, Virginia and Japan. Veeva Vault, Veeva Network, and certain portions of Veeva CRM, are hosted by third parties other than salesforce.com from data centers located in California, Virginia and Japan. We do not control the operation of the data centers hosted by salesforce.com for Veeva CRM. While we control and have access to our servers and all of the components of our network that are located in our external data centers for Veeva Vault, Veeva Network and certain portions of Veeva CRM, we do not control the operation of these facilities. The owners of our non-salesforce.com data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center locations, including those operated by salesforce.com, could adversely affect the experience of our customers. The operators of the data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by the operators of the data centers or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our solutions could adversely affect our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability or adversely affect our renewal rates.

If we fail to manage our technical operations infrastructure, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solutions.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our solutions. However, the provision of new hosting infrastructure requires adequate lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays in the deployment of our solutions as we seek to obtain additional capacity, which could adversely affect our reputation and adversely affect our revenues.

Privacy laws and regulations are burdensome, may reduce demand for our solutions, and failure to comply may impose significant liabilities.

Our customers can use our solutions to collect, use, process and store personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, and, potentially, personal health information. Federal, state and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of personal information obtained from consumers and individuals. In the United States, for instance, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, that protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Foreign data privacy regulations, such as the EU’s Data Protection Directive (Directive 95/46/EC), and the country-specific regulations that implement Directive 95/46/EC, also govern the processing of personally identifiable data, and may be stricter than U.S. laws. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our solutions to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store personal or health-related information using our solutions, which could reduce demand for our solutions.

Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our customers use our solutions for business activities that are subject to a complex regime of global laws and regulations, including 21 CFR Part 11 (the U.S. Food and Drug Administration’s requirements for maintenance of electronic records), EU Annex 11 (the EU requirements for maintenance of electronic records), 21 CFR Part 203 (requirements regarding drug sample tracking as required by the Prescription Drug Marketing Act) and other laws and regulations. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly, and include third-party validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes. If we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers.

Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which our solutions are used could result in fines, penalties or claims for substantial damages against our customers that may harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business, and our insurance coverage may not be sufficient to cover such claims against us.

Because we recognize subscription services revenues over the term of the agreements for our subscriptions, a significant downturn in our business may not be reflected immediately in our operating results, which increases the difficulty of evaluating our future financial performance.

We generally recognize revenues ratably over the terms of orders under our subscription agreements, which are typically one year. As a result, a substantial majority of our quarterly subscription services revenues are generated from subscription agreements entered into during prior periods. Consequently, a decline in new subscriptions in any quarter may not affect our results of operations in that quarter, but could reduce our revenues in future quarters. Additionally, the timing of renewals or non-renewals of a subscription agreement during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a subscription agreement late in a quarter will have minimal impact on revenues for that quarter but will reduce our revenues in future quarters. Accordingly, the effect of significant declines in sales and customer acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues for that quarter and we may not be able to offset a decline in revenues due to non-renewal with revenues from new subscription agreements entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenues.

Because we often bill customers on a quarterly basis and accept orders of relatively short duration, deferred revenue and change in deferred revenue may not be an accurate indicator of our future financial results.

Our subscription orders are generally billed beginning at the subscription commencement date in annual or quarterly increments. Many of our customers, including many of our large customers, are billed on a quarterly basis and therefore a substantial portion of the value of contracts billed on a quarterly basis will not be reflected in our deferred revenue at the end of any given quarter. Also, because the terms of orders for additional users or solutions are typically co-terminus with the related subscription agreements, the terms of these agreements for additional users or solutions can be for relatively short periods of time and less than one year and payment terms may also be quarterly. Therefore, the annualized value of such orders that we enter into with our customers will not be completely reflected in deferred revenue at any single point in time. Accordingly, we do not believe that change in deferred revenue is an accurate indicator of future revenues for any given period of time. However, many companies that provide cloud-based software do not have business models similar to ours, bill their customer agreements differently, have different agreement and renewal terms and experience different levels of seasonality, and, therefore, they report changes in deferred revenue as a key operating or financial metric. Accordingly, although we do not believe that changes in our deferred revenue should be viewed as key operating or financial metrics by investors, it is possible that analysts or investors may view this metric as important to them and any changes in our deferred revenue balances in different periods could adversely affect the market price of our Class A common stock.

Consolidation among our customers could cause us to lose customers, decrease the available market for our solutions and adversely affect our business.

Consolidation in the life sciences industry has accelerated in recent years, and this trend could continue. We may lose customers due to industry consolidation, and we may not be able to expand sales of our solutions and services to new customers to replace lost customers. In addition, new companies or organizations that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or the use of alternative solutions. As these entities consolidate, competition to provide solutions and services to industry participants will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our solutions. Also, if consolidation of larger current customers occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on the combined company’s revenues to continue to achieve growth. Industry consolidation or consolidation among current customers or potential customers could adversely affect our business.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

In our fiscal year ended January 31, 2014, sales to customers outside North America accounted for approximately 41% of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. We have limited operating experience in some international markets, and we cannot assure you that our expansion efforts into other international markets will be successful. Our experience in the United States and other international markets in which we already have a presence may not be relevant to our ability to expand in other emerging markets. Our international expansion efforts may not be successful in creating further demand for our solutions outside of the United States or in effectively selling our solutions in the international markets we enter. In addition, we face risks in doing business internationally that could adversely affect our business, including:

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the need to localize and adapt our solutions for specific countries, including translation into foreign languages and associated expenses and ensuring that our solutions enable our customers to comply with local life sciences industry laws and regulations;

•	data privacy laws which require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations, including employee laws and regulations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

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weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

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compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection, and anti-bribery laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences, including the potential for required withholding taxes; and

•	unstable regional and economic political conditions.

Our international agreements often provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. An increasing portion of our international agreements provided for payment denominated in local currencies for our fiscal year ended January 31, 2014 as compared to our fiscal year ended January 31, 2013, and we anticipate that, over time, an increasing portion of our international agreements may provide for payment denominated in local currencies. As we continue to expand our operations in countries outside the United States, an increasing proportion of our expenditures in the future may be denominated in foreign currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our operating results when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

If we lose the services of our founder and Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team. In particular, our founder and Chief Executive Officer, Peter P. Gassner, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Mr. Gassner or any other member of our senior management team. We do not have employment agreements with members of our senior management team or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of our founder and Chief Executive Officer or one or more other members of our senior management team could have an adverse effect on our business.

An inability to attract and retain highly skilled employees could adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

Our business could be adversely affected if our customers are not satisfied with the professional services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our solutions and the professional services that are performed in connection with the implementation of our solutions. Professional services may be performed by us, by a third party, or by a combination of the two. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered or professional services rendered, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the customer’s dissatisfaction with our services could damage our ability to expand the number of solutions subscribed to by that customer. Moreover, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

We typically provide service level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for pre-paid amounts related to unused subscription services or our customers may terminate their contracts, which could adversely affect our revenues.

Our customer agreements typically provide service level commitments on a quarterly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our solutions, we may be contractually obligated to provide these customers with service credits or our customers may terminate their agreements. Our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could adversely affect our reputation, revenues and operating results.

Any failure to offer high-quality technical support services could adversely affect our relationships with our customers and our operating results.

Once our solutions are deployed, our customers depend on our support organization to resolve technical issues relating to our solutions. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support services. Increased customer demand for our services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our solutions and business and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers and our business and operating results.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have in the past acquired and may in the future seek to acquire or invest in businesses, solutions or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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difficulty converting the customers of the acquired business onto our solutions and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Adverse economic conditions, particularly with respect to the life sciences industry, could adversely impact our business.

Our business depends on the overall demand for enterprise software, cloud computing technologies and on the economic health of our existing and prospective customers. In addition, the purchase of our solutions is often discretionary and may involve a significant commitment of capital and other resources. The financial weakness in recent years resulted in a significant deterioration of the economy in the United States and Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity and other difficulties that may affect the life sciences industry. In addition, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector and uncertainty over the future of the Eurozone. We have existing and prospective customers in Europe. If economic conditions in Europe and other key markets for our solutions continue to remain uncertain or deteriorate further, particularly with respect to the life sciences industry, many of our customers may delay or reduce their IT spending. This could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. In addition, there has been pressure to reduce government spending in the United States, and the possibility of fiscal and budgetary uncertainty in the United States continues into 2014. Any of these events could have an adverse effect on our business, operating results and financial position. In addition, there can be no assurance that enterprise software spending levels will increase following any recovery.

Catastrophic events could disrupt our business and adversely affect our operating results.

Our corporate headquarters are located in Pleasanton, California and our third-party hosted data centers are located in California, Virginia and Japan. The west coast of the United States and Japan each contains active earthquake zones. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our solution development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have no issued patents. Instead, we currently rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Negative publicity related to a decision by us to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact our other customer relationships or prospective customer relationships, harm our brand and business and could cause the market price of our Class A common stock to decline. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our solutions. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. For example, on August 6, 2013, Prolifiq Software, Inc. (Prolifiq) filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California, and on September 10, 2013, and October 10, 2013, Prolifiq amended its complaint. The amended complaint alleges that our manufacture, use, offer for sale and sale of Veeva CRM Approved Email infringes U.S. Patent Nos. 7,634,556, 7,707,317, 8,296,378, 7,966,374 and 8,171,077 held by Prolifiq. The amended complaint seeks unspecified monetary damages, costs and injunctive relief against us. On October 24, 2013, we answered Prolifiq’s amended complaint. On January 31, 2014, claims related to U.S. Patent Nos. 7,707,317, 7,966,374 and 8,171,077 were dismissed without prejudice pursuant to a stipulation of dismissal. We intend to vigorously defend this lawsuit but we cannot be certain of the outcome. In the future, others may claim that our solutions and underlying technology infringe or violate their intellectual property rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solutions and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

Our solutions include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Our estimate of the market size for our solutions we have provided publicly, including as incorporated by reference in this prospectus, may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market.

Our estimate of the market size for our solutions we have provided publicly, including as incorporated by reference in this prospectus, is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company. For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) October 15, 2018.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be adversely affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our second annual report on Form 10-K following our initial public offering, which will be for our fiscal year ending January 31, 2015, provide a management report on internal controls over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the Jumpstart Our Businesses Act of 2012 (JOBS Act). We do not expect to have our independent registered public accounting firm attest to our management report on internal controls over financial reporting for so long as we are an emerging growth company.

If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission (SEC), or other regulatory authorities, which could require additional financial and management resources.

We have incurred and will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and has made some activities more time consuming and costly. Our management and other personnel have little experience managing a public company and preparing public filings. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our management and other personnel may need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. Although we have hired additional employees to comply with these requirements, we may need to hire more accounting, legal and financial staff in the future with appropriate public company experience and technical accounting knowledge to meet these requirements. We cannot accurately predict or estimate the amount or timing of additional costs we may incur as a result of becoming a public company. Further, if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Additional compensation costs and any future equity awards will increase our compensation expenses, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our international operations subject us to potentially adverse tax consequences.

We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. These jurisdictions include Australia, China, England, France, Germany, Hungary, Italy, Japan, Singapore and Spain. The international nature and organization of our business activities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

Unanticipated changes in our effective tax rate could harm our future results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities and changes in federal, state or international tax laws and accounting principles. In addition, because substantially all of our intellectual property resides in the United States and is licensed through our parent U.S. entity, our effective tax rate may be higher than other companies that maintain and license intellectual property from outside the United States. Increases in our effective tax rate would reduce our profitability or in some cases increase our losses.

In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Our Class A common stock price has been and will likely continue to be volatile.

The trading price of our Class A common stock has been and will likely continue to be volatile for the foreseeable future. Since shares of our Class A common stock were sold in our initial public offering in October 2013 at a price of $20.00 per share, our stock price has ranged from $28.71 to $49.00 through January 31, 2014, with our stock price reaching a high of $38.08 during February 2014. In addition, the trading prices of the securities of technology companies in general have been highly volatile. Accordingly, the market price of our Class A common stock is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this “Risk Factors” section and others including:

•	fluctuations in the valuation of companies perceived by investors to be comparable to us or in valuation metrics, such as our price to revenues ratio or price to earnings ratio;

•	overall performance of the equity markets;

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variations in our operating results, including revenues, earnings per share, cash flows from operating activities and other financial metrics and non-financial metrics, and how those results compare to analyst expectations, including whether those results fail to meet, exceed or significantly exceed analyst expectations;

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forward-looking statements related to our projections of future operating results, including the guidance we give in our regular earnings releases, changes in our projections of our future operating results or our failure to meet, exceed or significantly exceed these projections;

•	the net increases in the number of customers, either independently or as compared with published expectations of industry, financial or other analysts that cover us;

•	changes in our other financial, operational or other metrics, regardless of whether we regard those as metrics that reflect the current state of or longer-term prospects of our business;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our Class A common stock;

•	announcements of technological innovations, new solutions or enhancements to services, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions or rumors of such transactions involving us or our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	disruptions in our solutions due to computer hardware, software or network problems, security breaches or other man-made or natural disasters;

•	the economy as a whole, market conditions in our industry and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding Class A common stock;

•	the operating performance and market value of other similar companies;

•	changes in legislation relating to our existing or future solutions;

•	litigation or other claims against us;

•	the size of our market float; and

•	any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our Class A common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from this offering, including for working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Class A common stock.

The dual class structure of our common stock has the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude the ability of our investors to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, together will hold approximately 72.8% of the voting power of our outstanding capital stock following this offering. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a substantial majority of the combined voting power of our common stock following this offering and therefore, assuming no material sales of such shares, will be able to control all matters submitted to our stockholders for approval until October 15, 2023, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude our investors’ ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders or may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our executive officers (including our Chief Executive Officer), employees, directors and their affiliates retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

We do not intend to pay dividends on our capital stock so any returns will be limited to changes in the value of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of the price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The public offering price is substantially higher than the net tangible book value per share of our common stock of $2.14 per share as of January 31, 2014. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $27.79 per share, based on the assumed public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of stock options granted to our service providers. In addition, as of January 31, 2014, options to purchase 25,424,437 shares of our Class A and Class B common stock with a weighted average exercise price of approximately $3.22 per share and 156,050 shares of Class A common stock subject to restricted stock units (RSUs) were outstanding. The exercise of any of these options or the vesting of RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

We may issue additional securities following the completion of this offering. In the future, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We expect to issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock, including our Class A common stock sold in this offering.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they might occur, could cause the price of our Class A common stock to decline.

We have a small public float relative to the total number of shares of our Class A and Class B common stock that are issued and outstanding and a substantial majority of our issued and outstanding shares are currently restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers. Upon the expiration of the underwriters’ lock-up agreements from our initial public offering, which will occur on April 14, 2014 and without giving effect to the completion of this offering, approximately 110 million shares would be eligible for sale, subject in some cases to volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended, and subject to reduction in the event we complete this offering. Even if this offering does occur prior to the release of the initial public offering lock-up, a significant number of shares will still be released on April 14, 2014. Our executive officers, directors and the selling stockholders who participate in this offering will be subject to a lock-up agreement for an additional 80-day period from the date of the final prospectus for this offering. However, some of our directors and executive officers have entered into Rule 10b5-1 trading plans under which they have contracted with a broker to sell shares of our common stock on a periodic basis. These plans provide for sales to occur from time to time after the expiration of the lock-up period related to our initial public offering, and sales under such plans that were entered into prior to execution of a lock-up agreement in connection with this offering by our directors and executive officers will not be subject to the additional 80-day lock-up period related to this offering. In addition, in connection with this offering, Morgan Stanley & Co. LLC, on behalf of the underwriters, has agreed to release certain shares from the lock-up agreements entered into in connection with our initial public offering, including the shares to be sold by the selling stockholders in this offering and an aggregate of up to 25,000 shares of Class A common stock that may be transferred pursuant to charitable donations by each of our executive officers and directors and the selling stockholders pursuant to charitable donations. Morgan Stanley & Co., LLC, on behalf of the underwriters, has also agreed to release 100,000 shares subject to an outstanding stock option held by one of our executive officers so that he can exercise and sell in this offering.

We have also registered all of the shares of Class A common stock that we may issue (or that are issuable upon conversion of shares of Class B common stock upon the exercise of options) under our employee equity incentive plans. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements and subject to existing lock-up agreements. Furthermore, based on the total number of outstanding shares of our common stock as of January 31, 2014, without giving effect to the completion of this offering, holders of up to approximately 81.4 million shares of Class B common stock or 65% of our common stock, have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for the company or other stockholders.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, whether due to the expiration or release of lock-up restrictions or otherwise, could cause the market price of our Class A common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, or the perception that our shares may be available for sale, will have on the prevailing market price of our Class A common stock.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. We cannot confirm the accuracy of such coverage. You should rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts cease coverage of us or additional industry analysts do not initiate coverage of us, the trading price for our Class A common stock may be adversely affected. In addition, the stock prices of many companies in the high technology industry have declined significantly after those companies have failed to meet, or often times significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. For example, in March 2014, we publicly announced our guidance for the quarter ending April 30, 2014. If our financial results fail to meet (or possibly significantly exceed) our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•

provide for a dual class common stock structure, which gives our Chief Executive Officer, directors, executive officers, greater than 5% stockholders and their respective affiliates the ability to control the outcome of all matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•	permit the board of directors to establish the number of directors;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3% of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15% or more of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contained or incorporated by reference in this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, trends, market sizing, competitive position, industry environment and potential growth opportunities, among other things. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those described in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the documents that we have filed as exhibits to the registration statement or the documents incorporated by reference in the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $25.0 million, or approximately $39.5 million if the underwriters exercise in full their right to purchase additional shares to cover over-allotments, assuming a public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, obtain additional capital, facilitate an orderly distribution of shares for the selling stockholders, increase our public float and increase our visibility in the marketplace. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. However, we do not currently have specific planned uses of the proceeds. The amount of proceeds we use for the purposes above, if any, will depend on the level of cash generated from our operations. Additionally, we may choose to expand our current business through acquisitions of or investments in other complementary businesses, technologies or other assets, using cash or our capital stock. However, we currently have no agreements or commitments with respect to any specific material acquisitions or investments at this time.

Pending other uses, we intend to invest the proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock has been listed on the New York Stock Exchange under the symbol “VEEV” since October 16, 2013. Prior to that date, there was no public trading market for our Class A common stock. The following table sets forth for the periods indicated the high and low closing sales prices per share of our Class A common stock as reported by the New York Stock Exchange:

	High	Low
Year Ended January 31, 2014
Third Quarter (from October 16, 2013)	$46.24	$37.16
Fourth Quarter	42.13	31.00
Year Ending January 31, 2015
First Quarter (through March 21, 2014)	37.80	29.46

On March 21, 2014, the last reported sale price of our Class A common stock on the New York Stock Exchange was $30.11 per share. Our Class B common stock is not listed or traded on any stock exchange. As of January 31, 2014, we had two holders of record of our Class A common stock and 152 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of January 31, 2014:

•	on an actual basis; and

•

on an adjusted basis to give effect to (i) the issuance and sale by us of 890,000 shares of Class A common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the issuance of 100,000 shares of Class B common stock to be acquired by a selling stockholder upon the exercise of an option and the conversion of those shares of Class B common stock to Class A common stock in order to sell those shares in this offering and (iii) the automatic conversion of 11,010,000 shares of our Class B common stock held by the other selling stockholders into an equivalent number of shares of our Class A common stock upon their sale by these selling stockholders in this offering.

The as adjusted information below is illustrative only, and cash, cash equivalents and short-term investments, stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference.

	As of January 31, 2014
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$288,132	$313,083

Stockholders’ equity:
Preferred stock, $0.00001 par value; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	$—	$—
Class A common stock, $0.00001 par value; 800,000,000 shares authorized, 15,044,750 issued and outstanding, actual; 800,000,000 shares authorized, 27,044,750 shares issued and outstanding, as adjusted	—	—
Class B common stock, $0.00001 par value; 190,000,000 shares authorized, 109,746,795 issued and outstanding, actual; 190,000,000 shares authorized, 98,736,795 shares issued and outstanding, as adjusted	1	1
Additional paid-in capital	231,534	256,485
Accumulated other comprehensive income	19	19
Retained earnings	48,542	48,542

Total capitalization	$280,096	$305,047

The table above excludes the following shares:

•	25,424,437 shares of Class A and Class B common stock issuable upon the exercise of options outstanding as of January 31, 2014, with a weighted-average exercise price of approximately $3.22 per share;

•	300,000 shares of Class A common stock issuable upon the exercise of outstanding options granted between February 1, 2014 and March 21, 2014, with an exercise price of $32.26 per share;

•	156,050 shares of Class A common stock subject to restricted stock units (RSUs) outstanding as of January 31, 2014;

•	97,575 shares of Class A common stock subject to RSUs granted between February 1, 2014 and March 21, 2014;

•

4,000,000 shares of Class A common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of January 31, 2014, plus an additional 1,247,915 shares of Class A common stock that became available for future grants under our 2013 Employee Stock Purchase Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year; and

•

2,065,657 shares of our Class A common stock reserved for future issuance under our 2013 Equity Incentive Plan as of January 31, 2014, plus an additional 6,239,577 shares of Class A common stock that became available for future grants under our 2013 Equity Incentive Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

As of January 31, 2014, our net tangible book value was $267.1 million, or $2.14 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of January 31, 2014.

After giving effect to our sale in this offering of 890,000 shares of Class A common stock at an assumed public offering price of $30.11 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on March 21, 2014, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of 100,000 shares of Class B common stock to be acquired by a selling stockholder upon the exercise of an option and the conversion of those shares of Class B common stock to Class A common stock in order to sell those shares in this offering, our as adjusted net tangible book value as of January 31, 2014 would have been approximately $292.1 million, or $2.32 per share of common stock. This represents an immediate increase in the as adjusted net tangible book value of $0.18 per share to our existing stockholders and an immediate dilution of $27.79 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Assumed public offering price per share		$30.11
Net tangible book value per share as of January 31, 2014	$2.14
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	0.18

As adjusted net tangible book value per share after this offering		2.32

Dilution in net tangible book value per share to new investors in this offering		$27.79

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on 15,044,750 shares of our Class A common stock and 109,846,795 shares of our Class B common stock outstanding as of January 31, 2014, and excludes:

•	25,424,437 shares of Class A and Class B common stock issuable upon the exercise of options outstanding as of January 31, 2014, with a weighted-average exercise price of approximately $3.22 per share;

•	300,000 shares of Class A common stock issuable upon the exercise of outstanding options granted between February 1, 2014 and March 21, 2014, with an exercise price of $32.26 per share;

•	156,050 shares of Class A common stock subject to restricted stock units (RSUs) outstanding as of January 31, 2014;

•	97,575 shares of Class A common stock subject to RSUs granted between February 1, 2014 and March 21, 2014;

•

4,000,000 shares of Class A common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of January 31, 2014, plus an additional 1,247,915 shares of Class A common stock that became available for future grants under our 2013 Employee Stock Purchase Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year; and

•

2,065,657 shares of our Class A common stock reserved for future issuance under our 2013 Equity Incentive Plan as of January 31, 2014, plus an additional 6,239,577 shares of Class A common stock that became available for future grants under our 2013 Equity Incentive Plan as of February 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each fiscal year.

To the extent that any outstanding options are exercised or RSUs vest, new investors will experience further dilution.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 12, 2014, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•	all other selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 15,125,708 shares of Class A common stock and 109,702,612 shares of Class B common stock outstanding at March 12, 2014. For purposes of computing percentage ownership after this offering, we have assumed (i) that 890,000 shares of Class A common stock will be issued by us in this offering, (ii) the issuance of 100,000 shares of Class B common stock to be acquired by a selling stockholder upon the exercise of an option and the conversion of those shares of Class B common stock to Class A common stock in order to sell those shares in this offering, (iii) the automatic conversion of 11,010,000 shares of our Class B common stock held by the other selling stockholders into an equivalent number of shares of our Class A common stock upon their sale by these selling stockholders in this offering and (iv) the underwriters will not exercise their right to purchase 1,800,000 additional shares to cover over-allotments. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and restricted stock units held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 12, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Veeva Systems Inc., 4637 Chabot Drive, Suite 210, Pleasanton, California 94588.

	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
Peter P. Gassner(2)	—	*	15,208,333	13.9	13.7	1,350,000	—	*	13,858,333	14.0	13.7
Matthew J. Wallach(3)	—	*	3,066,666	2.8	2.8	—	—	*	3,066,666	3.1	3.0
Timothy S. Cabral(4)	—	*	766,666	*	*	100,000	—	*	666,666	*	*
Mark Armenante(5)	—	*	14,300,000	13.0	12.9	900,000	—	*	13,400,000	13.6	13.2
Ronald E.F. Codd(6)	—	*	312,500	*	*	10,000	—	*	302,500	*	*
Gordon Ritter(7)	—	*	34,500,000	31.4	31.0	4,900,000	—	*	29,600,000	30.0	29.2
Young Sohn(8)	—	*	13,950,000	12.7	12.5	900,000	—	*	13,050,000	13.2	12.9
Kevin Spain(9)	—	*	34,500,000	31.4	31.0	4,900,000	—	*	29,600,000	30.0	29.2
All Executive Officers and Directors as a Group (9 persons)(10)	—	*	82,479,165	74.7	73.7	8,160,000	—	*	74,319,165	74.8	72.8

	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%

5% Stockholders:
BlackRock, Inc.(11)	4,199,834	27.8	—	*	*	—	4,199,834	15.5	—	*	*
Craig Ramsey	—	*	6,250,000	5.7	5.6	900,000	—	*	5,350,000	5.4	5.3
Emergence Capital Partners II, L.P.(12)	—	*	34,500,000	31.4	31.0	4,900,000	—	*	29,600,000	30.0	29.2
Empire Capital Management, L.L.C.(13)	1,315,000	8.7	—	*	*	—	1,315,000	4.8	—	*	*
Gilder, Gagnon, Howe & Co. LLC(14)	1,070,855	7.1	—	*	*	—	1,070,855	3.9	—	*	*
JPMorgan Chase & Co. and affiliates(15)	830,089	5.5	—	*	*	—	830,089	3.1	—	*	*
Maja Kristin(16)	—	*	6,175,000	5.6	5.6	250,000	—	*	5,925,000	6.0	5.8
Next Century Growth Investors, LLC(17)	789,412	5.2	—	*	*	—	789,412	2.9	—	*	*
Stowers Institute for Medical Research and affiliates(18)	1,125,045	7.4	—	*	*	—	1,125,045	4.1	—	*	*
T.Rowe Price Associates, Inc. and affiliates(19)	2,281,350	15.1	—	*	*	—	2,281,350	8.4	—	*	*
Wells Fargo & Company and affiliates(20)	1,512,230	10.0	—	*	*	—	1,512,230	5.6	—	*	*

Other Selling Stockholders:
James and Amy Ramsey(21)	—	*	2,900,000	2.6	2.6	900,000	—	*	2,000,000	2.0	2.0
Jenna and Matthew Mitchell	—	*	2,900,000	2.6	2.6	900,000	—	*	2,000,000	2.0	2.0

*	Less than 1 percent.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common stock.

(2)

Includes (i) 10,000,000 shares of Class B common stock held directly by Mr. Gassner and (ii) 5,208,333 shares of Class B common stock held by Peter Gassner and Piyajit Gassner as Community Property, of which 976,562 shares may be repurchased by us at the original exercise price as of 60 days following March 12, 2014.

(3)

Includes (i) 900,000 shares of Class B common stock held by Matt Wallach and Cristina Wallach as joint tenants with right of survivorship, (ii) 300,000 shares of Class B common stock held by the Matt Wallach 2012 Irrevocable Trust, (iii) 300,000 shares of Class B common stock held by the Matt Wallach 2013 Irrevocable Trust, (iv) 1,500,000 shares of Class B common stock held directly by Mr. Wallach and (v) 66,666 shares of Class B common stock issuable to Mr. Wallach pursuant to options exercisable within 60 days of March 12, 2014.

(4)

Includes (i) 200,000 shares of Class B common stock held by Tim Cabral and Julia Cabral as community property, (ii) 250,000 shares of Class B common stock held by the TC 2013 Annuity Trust and (iii) 316,666 shares of Class B common stock issuable to Mr. Cabral pursuant to options exercisable within 60 days of March 12, 2014.

(5)

Includes (i) 11,300,000 shares of Class B common stock held directly by Mr. Armenante, (ii) 1,000,000 shares of Class B common stock held by Mark A. Armenante and Elizabeth T. Armenante, Trustees of the Elizabeth T. Armenante Grantor Retained Annuity Trust dated May 20, 2013, (iii) 1,000,000 shares of Class B common stock held by Mark A. Armenante and Elizabeth T. Armenante, Trustees of the Mark A. Armenante Grantor Retained Annuity Trust dated May 20, 2013, (iv) 500,000 shares of Class B common stock held by the Christina E. Armenante Trust 2000 U/A dated July 14, 2000 and (v) 500,000 shares of Class B common stock held by the Andrew M. Armenante Trust 2000 U/A dated July 14, 2000.

(6)

Includes (i) 156,250 shares of Class B common stock held directly by Mr. Codd, of which 20,833 shares may be repurchased by us at the original exercise price as of 60 days following March 12, 2014 and (ii) 156,250 shares of Class B common stock issuable to Mr. Codd pursuant to an option exercisable within 60 days of March 12, 2014, of which none of the shares were vested as of such date.

(7)

Consists of 34,500,000 shares of Class B common stock held by Emergence Capital Partners II, L.P. (ECP II), as reflected in footnote 12 below. Mr. Ritter, a member of our board of directors, is a member of Emergence GP Partners, LLC (EGP) and has shared voting and dispositive power with regard to the shares directly held by ECP II. Mr. Ritter disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(8)	Consists of 12,950,000 shares of Class B common stock held directly by Ms. Sohn and (ii) 1,000,000 shares of Class B common stock held by Young Sohn Grantor Retained Annuity Trust dated May 21, 2013.

(9)

Consists of 34,500,000 shares of Class B common stock held by ECP II, as reflected in footnote 12 below. Mr. Spain, a member of our board of directors, is a partner of Emergence Equity Partners II, L.P. (EEP II) and has shared voting and dispositive power with regard to the shares directly held by ECP II. Mr. Spain disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(10)

Includes (i) 82,104,165 shares of Class B common stock beneficially owned by the directors and named executive officers as reflected in footnotes 2 through 9, (ii) 150,000 shares of Class B common stock held directly by an executive officer who is not a named executive, of which 31,250 shares may be repurchased by us at the original exercise price as of 60 days following March 12, 2014, and (iii) 225,000 shares of Class B common stock issuable to such officer pursuant to options exercisable within 60 days of March 12, 2014, of which none of the shares were vested as of such date.

(11)

Based solely on information reported on a Schedule 13G filed with the SEC on February 10, 2014, BlackRock, Inc. has sole voting power over 4,166,744 shares of Class A common stock and sole dispositive power over 4,199,834 shares of Class A common stock. The subsidiaries included in the report were as follows: BlackRock (Luxembourg) S.A., BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management (Australia) Limited, BlackRock Investment Management, LLC. According to the filing, BlackRock (Luxembourg) S.A. and BlackRock Advisors, LLC beneficially own more than five percent of our total outstanding Class A common stock. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(12)

Consists of 34,500,000 shares of Class B common stock held by ECP II. EEP II is the sole general partner of ECP II and EGP is the sole general partner of EEP II. Jason Green, Brian Jacobs and Gordon Ritter are members of EGP and share voting and dispositive power over the shares held by each of these entities. Kevin Spain is a partner of EEP II and shares voting and dispositive power over the shares held by ECP II. Mr. Ritter and Mr. Spain are also members of our board of directors. Each member disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. The address of ECP II is 160 Bovet Road, Suite 300, San Mateo, California 94402.

(13)

Based solely on information reported on a Schedule 13G/A filed with the SEC on February 14, 2014 by Empire Capital Management, L.L.C. (Empire Management), Scott A. Fine, Peter J. Richards, Empire Management have shared dispositive power over 1,315,000 shares of Class A common stock. The filing states that Empire Management serves as the investment manager to, and has investment discretion over the securities held by, Empire Capital Partners, L.P. (Empire Onshore), Empire Capital Partners, Ltd. (Empire Offshore), Empire Capital Partners Enhanced Master Fund, Ltd. (Empire Enhanced Master, and together with Empire Onshore and Empire Offshore, the Empire Investment Funds) and Charter Oak Partners L.P. and Charter Oak Partners II L.P. (together, the Empire Sub-Advised Funds). Messrs. Fine and Richards are the only managing members of Empire Management. The address of Empire Management and Messrs. Fine and Richards is 1 Gorham Island, Suite 201, Westport, Connecticut 06880.

(14)

Based solely on the information reported on a Schedule 13G filed with the SEC on February 12, 2014, Gilder, Gagnon, Howe & Co. LLC has sole voting power over 25,342 shares of Class A common stock and shared dispositive power over 1,047,313 shares of Class A common stock. The filing states that the shares reported include 802,913 shares held in customer accounts over which partners and/or employees of Gilder, Gagnon, Howe & Co. LLC have discretionary authority to dispose of or direct the disposition of the shares, 244,400 shares held in accounts owned by the partners of the Gilder, Gagnon, Howe & Co. LLC and their families, and 25,342 shares held in the account of the profit-sharing plan of Gilder, Gagnon, Howe & Co. LLC. The address of Gilder, Gagnon, Howe & Co. LLC is 3 Columbus Circle, 26th Floor, New York, New York 10019.

(15)

Based solely on information reported on a Schedule 13G filed with the SEC on February 4, 2014, JPMorgan Chase & Co. has sole voting power over 808,777 shares of Class A common stock, shared voting power over 251 shares of Class A common stock, sole dispositive power over 830,089 shares of Class A common stock and shared dispositive power over 304 shares of Class A common stock. The subsidiaries included in the report were as follows: JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Ltd., J.P. Morgan Trust Company of Delaware, JPMorgan Asset Management (Canada) Inc., none of which beneficially own more than five percent of our total outstanding Class A common stock. The address of JPMorgan Chase & Co. is 270 Park Avenue, New York, New York, 10017.

(16)	Consists of 6,175,000 shares of Class B common stock held by Maja Kristin, as Trustee of the Maja Kristin Revocable Trust, dated August 27, 2012.
(17)

Based solely on the information reported on a Schedule 13G filed with the SEC on February 14, 2014, Next Century Growth Investors, LLC has shared voting and dispositive power over 789,412 shares of Class A common stock, which may be deemed beneficially owned within the meaning of Rule 13d-3 of the Exchange Act by (a) Next Century Growth Investors, LLC by virtue of its investment discretion and/or voting power over client securities, which may be revoked and (b) Thomas L. Press and Robert E. Scott, as a result of their positions with and ownership positions in Next Century Growth Investors, LLC which could be deemed to confer upon each of them voting and/or investment power over the shares. Each of Next Century Growth Investors, LLC and Messrs. Press and Scott disclaim beneficial ownership of the shares except to the extent of each of their respective pecuniary interested therein, if any. The address of Next Century Growth Investors, LLC and Messrs. Press and Scott is 5500 Wayzata Blvd., Suite 1275, Minneapolis, Minnesota 55416.

(18)

Based solely on the information reported on a Schedule 13G filed with the SEC on February 13, 2014, Stowers Institute for Medical Research, American Century Companies, Inc., American Century Investment Management, Inc. and American Century Mutual Funds, Inc. have sole voting and dispositive power over 788,191 shares of Class A common stock. The address of Stowers Institute for Medical Research, American Century Companies, Inc., American Century Investment Management, Inc. and American Century Mutual Funds, Inc. is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.

(19)

Based solely on the information reported on a Schedule 13G/A filed with the SEC on February 10, 2014, T. Rowe Price Associates, Inc. (Price Associates) has sole voting power over 397,600 shares of Class A common stock and sole dispositive power over 2,281,350 shares of Class A common stock and T. Rowe Price New Horizons Fund, Inc. has sole dispositive voting power over 1,003,300 shares of Class A common stock. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(20)

Based solely on the information reported on a Schedule 13G filed with the SEC on March 10, 2014, Wells Fargo & Company and certain of its subsidiaries had sole voting and dispositive power over 10,900 shares of Class A common stock, shared voting power over 1,454,890 shares of Class A common stock and shared dispositive power over 1,512,230 shares of Class A common stock. The address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94104.

(21)	Consists of 2,900,000 shares of Class B common stock held by James and Amy Ramsey, Trustees of Ramsey Family Trust, dated June 4, 2012.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 12, 2014, as adjusted to reflect the sale of Class A common stock by us and the selling stockholders in this offering assuming exercise in full of the underwriters’ option to purchase additional shares to cover over-allotments.

Beneficial ownership is determined on the same basis as described in the introductory paragraphs for, and the footnotes to, the previous table.

Name of Beneficial Owner	Number of Additional Shares to be Sold if the Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After this Offering if the Underwriters’ Option is Exercised in Full				% Total Voting Power After this Offering(1)
		Class A		Class B
		Shares	%	Shares	%

Named Executive Officers and Directors:
Peter P. Gassner	650,000	—	*	13,208,333	13.6	13.2
Matthew J. Wallach	—	—	*	3,066,666	3.1	3.1
Timothy S. Cabral	—	—	*	666,666	*	*
Mark Armenante	—	—	*	13,400,000	13.8	13.4
Ronald E.F. Codd	—	—	*	302,500	*	*
Gordon Ritter	650,000	—	*	28,950,000	29.7	28.9
Young Sohn	—	—	*	13,050,000	13.4	13.0
Kevin Spain	650,000	—	*	28,950,000	29.7	28.9
All Executive Officers and Directors as a Group (9 persons)	1,300,000	—	*	73,019,165	74.5	72.3

5% Stockholders:
BlackRock, Inc.	—	4,199,834	14.5	—	*	*
Craig Ramsey	—	—	*	5,350,000	5.5	5.3
Emergence Capital Partners II, L.P.	650,000	—	*	28,950,000	29.7	28.9
Empire Capital Management, L.L.C.	—	1,315,000	4.5	—	*	*
Gilder, Gagnon, Howe & Co. LLC	—	1,070,855	3.7	—	*	*
JPMorgan Chase & Co. and affiliates	—	830,089	2.9	—	*	*
Maja Kristin	—	—	*	5,925,000	6.1	5.9
Next Century Growth Investors, LLC	—	789,412	2.7	—	*	*
Stowers Institute for Medical Research and affiliates	—	1,125,045	3.9	—	*	*
T.Rowe Price Associates, Inc. and affiliates	—	2,281,350	7.9	—	*	*
Wells Fargo & Company and affiliates	—	1,512,230	5.2	—	*	*

Other Selling Stockholders:
James and Amy Ramsey	—	—	*	2,000,000	2.1	2.0
Jenna and Matthew Mitchell	—	—	*	2,000,000	2.1	2.0

*	Less than 1 percent.
(1)

Any additional shares of Class B common stock sold by the selling stockholders upon exercise of the underwriters’ over-allotment option will be automatically converted into shares of Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or vesting of restricted stock units (RSUs), in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have outstanding 27,044,750 shares of our Class A common stock and 98,736,795 shares of our Class B common stock, based on the number of shares outstanding as of January 31, 2014. This includes 12,000,000 shares of Class A common stock that we and the selling stockholders are selling in this offering, which shares may be resold in the public market immediately, and assumes no additional exercise of outstanding options or vesting of RSUs other than as described elsewhere in this prospectus. In addition, the shares sold in our initial public offering are freely tradable.

The remaining 98,779,795 shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Substantially all of our security holders entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of our initial public offering, as described below. In addition, as a result of the lock-up agreements described below, a portion of these restricted securities will be available for sale in the public market 81 days after the date of this offering. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of January 31, 2014, 125,781,545 shares will be available for sale in the public market as follows:

•	15,001,750 shares sold in our initial public offering are available for sale in the public market;

•	beginning on the date of this prospectus, the 12,000,000 shares sold in this offering will be immediately available for sale in the public market;

•

beginning April 14, 2014, 9,850,212 additional shares will become eligible for sale in the public market upon expiration of lock-up agreements entered into in connection with our initial public offering; and

•

beginning 81 days after the date of this prospectus, 88,929,583 additional shares will be eligible for sale in the public market upon expiration of lock-up agreements entered into in connection with this offering, of which 73,654,583 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

In connection with our initial public offering, we, all of our directors and executive officers, and the holders of substantially all of our securities then outstanding, agreed, subject to certain customary exceptions, not to offer, sell or agree to sell, transfer or dispose of, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC until April 14, 2014. Morgan Stanley & Co. LLC, on behalf of the underwriters, has consented to the release of these lock-up restrictions with respect to shares of Class A common stock to be sold in this offering by the selling stockholders, including certain of our directors and executive officers or their affiliated entities and an aggregate of up to 25,000 shares of Class A common stock that may be transferred pursuant to charitable donations by each of our executive officers and directors and the selling stockholders. The release will take effect on the pricing of this offering. Morgan Stanley & Co. LLC, on behalf of the underwriters, has also agreed to release 100,000 shares subject to an outstanding stock option held by one of our executive officers so that he can exercise and sell in this offering.

In addition, in connection with this offering, we, all of our directors and executive officers and the selling stockholders have agreed to extend the restricted period for an additional period ending 80 days after the date of this prospectus, as described in further detail in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are current in our periodic reporting requirements of the Exchange Act. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of Class A common shares then outstanding, which will equal approximately 270,447 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of January 31, 2014; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are current in our public reporting requirements under the Exchange Act. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144.

Rule 10b5-1 Trading Plans

Certain of our executive officers and certain of our directors have adopted, and other directors may in the future adopt, written plans, known as “Rule 10b5-1 trading plans,” under which they have contracted, or may in the future contract, with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director. Sales of shares covered by Rule 10b5-1 trading plans as of the date of this prospectus are not subject to the lock-up agreements entered into in connection with this offering.

Registration Rights

Upon completion of this offering, the holders of 71,775,000 shares of our Class B common will be entitled to rights with respect to the registration under the Securities Act of the sale of the Class A common stock into which these shares are convertible. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We have filed registration statements on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our equity incentive plans. Shares covered by these registration statements are eligible for sale in the public market upon the expiration of, or release from, the lock-up agreements entered into in connection with our initial public offering, and in the case of our executive officers and directors, upon the expiration of the lock-up agreements entered into in connection with this offering, which are described above, subject to the vesting of such shares and compliance with our insider trading policy, where applicable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of shares of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules (except to the limited extent set forth below) or any other U.S. federal tax laws, including the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based on the Internal Revenue Code of 1986, as amended (Code), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase shares of our Class A common stock issued pursuant to this offering and who hold shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	banks, thrifts and other financial institutions;

•	insurance companies;

•	partnerships, S corporations and other pass-through entities;

•	real estate investment trusts;

•	regulated investment companies;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	certain former citizens or permanent residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons that hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; or

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold shares of our common stock and partners of such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of shares of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of shares of our Class A common stock that is not a “U.S. person” or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Class A Common Stock

As described above under “Dividend Policy,” we do not anticipate paying cash dividends on shares of our Class A common stock. If, however, we do make distributions of cash or other property on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under “—Gain on Sale or Disposition of Shares of Our Class A Common Stock.” Any distribution on our Class A common stock would also be subject to the discussion below under “—Withholdable Payments to Foreign Financial Entities and Other Foreign Entities.” Dividends paid to a non-U.S. holder of shares of our Class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate.

If dividends are effectively connected with a trade or business in the United States of a non-U.S. holder (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such non-U.S. holder in the United States), the non-U.S. holder, although exempt from the withholding of tax described above (provided that the non-U.S. holder complies with applicable certification and disclosure requirements), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a non-U.S. holder is a foreign corporation, the non-U.S. holder may be subject to an additional “branch profits tax” equal to 30% (or such lower rate as is specified by an applicable tax treaty) on all or a portion of any such dividends.

Gain on Sale or Disposition of Shares of Our Class A Common Stock

Subject to the discussion below on FATCA withholding and backup withholding, in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•

shares of our Class A common stock constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our Class A common stock, or (ii) the non-U.S. holder’s holding period for shares of our Class A common stock.

Unless an applicable tax treaty provides otherwise, the gain described in the first exception above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The gain described in the second exception above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though such non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we are not and will not become a USRPHC in the future. In the event we are or become a USRPHC, as long as shares of our Class A common stock are regularly traded on an established securities market, shares of our Class A common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively held more than 5% of shares of our Class A common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our Class A common stock, or (ii) the non-U.S. holder’s holding period for shares of our Class A common stock. If gain on the sale or other taxable disposition of our Class A common stock were subject to taxation under the third exception above, any such taxable gain recognized by the non-U.S. holder would be taxed in the same manner as gain described in the first exception above, except that the branch profits tax would not apply.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Pursuant to tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence, organization or incorporation. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our Class A common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “—Distributions on Our Class A Common Stock,” generally will be exempt from U.S. backup withholding. Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders are urged to consult their own tax advisors about the application of the information reporting and backup withholding rules to them. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under recently issued final Treasury Regulations and subsequent IRS guidance, this withholding will apply to payments of dividends on our Class A common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our Class A common stock made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Class A common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Pacific Crest Securities LLC
Canaccord Genuity Inc.
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC

Total	12,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,800,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,800,000 shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.9 million, which includes legal, accounting and printing costs and various other fees associated with the registration of our Class A common stock. We have agreed to reimburse the underwriters for expenses relating to the review of this offering by the Financial Industry Regulatory Authority. We estimate that such expenses will not exceed $25,000.

Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “VEEV.”

In connection with our initial public offering, we, all of our directors and executive officers, and the holders of substantially all of our securities then outstanding, agreed, subject to certain customary exceptions, not to offer, sell or agree to sell, transfer or dispose of, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC until April 14, 2014. Morgan Stanley & Co. LLC, on behalf of the underwriters, has consented to the release of these lock-up restrictions with respect to 11,010,000 shares of Class A common stock to be sold in this offering by the selling stockholders, including certain of our directors and executive officers or their affiliated entities, and an aggregate of up to 25,000 shares of Class A common stock that may be transferred pursuant to charitable donations by each of our executive officers and directors and the selling stockholders. The release will take effect on the pricing of this offering. Morgan Stanley & Co. LLC, on behalf of the underwriters, has also agreed to release 100,000 shares subject to an outstanding stock option held by one of our executive officers so that he can exercise and sell in this offering.

We, all of our directors and executive officers and certain of our security holders have agreed with Morgan Stanley & Co., LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC that we and they will not, during the period ending 80 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock or other securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or Class B common stock, whether any such transaction described in these first two bullets is to be settled by delivery of Class A common stock, Class B common stock or such other securities, in cash or otherwise;

•

in the case of our stockholders, make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock, Class B common stock or other securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock;

•

in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock; or

•	in our case, make any public announcement of any intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph shall not apply to:

•	the sale of shares of Class A common stock pursuant to the underwriting agreement;

•

transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a security holder as a bona fide gift;

•

distributions or transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a security holder that is a corporation, partnership or other business entity to general or limited partners, members or stockholders of the security holder or to any investment fund or other business entity controlled or managed by the security holder;

•

transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by will or intestate succession or to any trust for the direct or indirect benefit of the security holder or any member of the security holder’s immediate family;

•

sales pursuant to a trading plan established pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (Exchange Act), prior to the execution of the lock-up agreement (Qualified 10b5-1 Sale), provided that if the security holder reports any such sale on a Form 4 under Section 16(a) of the Exchange Act, the security holder shall include a statement in the Form 4 that such transfer was effected pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act;

•

the exercise of options granted under our equity incentive plans disclosed in this prospectus, provided that, except in connection with a Qualified 10b5-1 Sale, the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above and no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such exercise and, in the case of a Qualified 10b5-1 Sale, if the security holder reports any such exercise on a Form 4 under Section 16(a) of the Exchange Act, the security holder shall include a statement in the Form 4 that such exercise was effected pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act;

•

transfers of shares of Class A common stock, Class B common stock or any security convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by security holders to us pursuant to agreements under which we have the option to repurchase such shares;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock or Class B common stock, provided that such plan does not provide for the transfer of Class A common stock or Class B common stock during the 80-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made during the 80-day restricted period by or on behalf of us or the security holder;

•

transfers of shares of Class A common stock or Class B common stock to us as forfeitures to satisfy tax withholding and remittance obligations of the security holder in connection with the vesting or exercise of equity awards granted pursuant to our equity incentive plans disclosed in this prospectus, provided that, except in connection with a Qualified 10b5-1 Sale, no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfer;

•

transfers of Class A common stock, Class B common stock or any security convertible into or exercisable or exchangeable for Class A common stock or Class B common stock that occur pursuant to a qualified domestic order or in connection with a divorce settlement;

•

the issuance by us of shares of, or options to purchase shares of, Class A common stock or Class B common stock or restricted stock units to our employees, officers, directors, advisors or consultants pursuant to the employee benefit plans described in this prospectus, provided that, prior to such issuance, to the extent that any such shares or any such options or restricted stock units will become vested during the 80-day restricted period, we shall cause each recipient of such grant or issuance to sign and deliver a copy of the lock-up agreement; and

•

our sale or issuance of or entry into an agreement to sell or issue shares of Class A common stock or Class B common stock in connection with our acquisition of one or more businesses, products or technologies (whether by means of merger, stock purchase, asset purchase or otherwise) or in connection with joint ventures, commercial relationships or other strategic transactions, provided, that, the aggregate number of shares of Class A common stock and Class B common stock that we may sell or issue or agree to sell or issue in such a transaction shall not exceed 5% of the total number of shares of Class A common stock and Class B common stock issued and outstanding immediately following the completion of this offering and provided further that we shall cause each recipient of such shares to sign and deliver a copy of the lock-up agreement prior to such issuance;

provided that in the case of any transfer or distribution pursuant to the second, third and fourth bullets above, it shall be a condition of the transfer or distribution that each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer, such transfer shall not involve a disposition for value and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Class A common stock or Class B common stock shall be required or shall be made voluntarily during the restricted period and provided further that in the case of any transfer pursuant to the tenth bullet above it shall be a condition of the transfer that each transferee shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer and if the security holder reports any such transfer in a filing under Section 16(a) of the Exchange Act, the security holder shall include a statement in the filing that such transfer was effected pursuant to a qualified domestic order or in connection with a divorce settlement. In addition, the above restrictions do not apply to up to an aggregate of 25,000 shares of Class A common stock that may be transferred pursuant to charitable donations by each of our executive officers and directors and the selling stockholders. Morgan Stanley & Co. LLC, in its sole discretion, may release the shares of Class A common stock, Class B common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the underwriter’s over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession form a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover short positions or make stabilizing purchases. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, all of the underwriters in this offering were underwriters in our initial public offering except J.P. Morgan Securities LLC.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD

Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. Fenwick & West LLP, Mountain View, California is acting as counsel to the underwriters.

EXPERTS

Our consolidated financial statements as of January 31, 2013 and 2014, and for each of the fiscal years in the three-year period ended January 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended January 31, 2014, filed with the SEC on March 18, 2014;

•	our Current Reports on Form 8-K filed with the SEC and each dated March 4, 2014 (the first relating to Item 8.01 only and the second relating to an event on March 3, 2014); and

•

the description of our Class A common stock as set forth in our registration statement on Form 8-A (File No. 001-36121), filed with the SEC on October 9, 2013, pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Veeva Systems Inc.

4637 Chabot Drive

Suite 210

Pleasanton, California 94588

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement and documents incorporated by reference herein without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

We are subject to the information reporting requirements of the Securities Act and are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.veeva.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$55,030
FINRA filing fee	64,587
Printing and engraving expenses	75,000
Legal fees and expenses	490,000
Accounting fees and expenses	137,500
Transfer agent and registrar fees	9,400
Miscellaneous fees and expenses	63,483

Total	$895,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

From February 1, 2011 to October 16, 2013 (the date of the filing of our registration statement on Form S-8), we granted stock options to purchase 6,888,000 shares of our Class B common stock to directors, officers, employees and consultants under the 2007 Stock Plan and stock options to purchase 16,545,499 shares of our Class B common stock to directors, officers, employees and consultants under the 2012 Equity Incentive Plan. The sales of securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. All recipients had adequate access, through their relationships with us, to information about us.

From February 1, 2011 to October 16, 2013 (the date of the filing of our registration statement on Form S-8), we granted stock options to purchase 1,712,500 shares of our Class B common stock to directors and officers in transactions deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act in that such issuances did not involve a public offering. All recipients had adequate access, through their relationships with us, to information about us.

From February 1, 2011 to October 16, 2013 (the date of the filing of our registration statement on Form S-8), holders of stock options exercised options to purchase an aggregate of 6,052,075 shares of our Class B common stock at exercise prices ranging from $0.01 to $1.96 per share to employees, consultants and directors under the 2007 Stock Plan and 2012 Equity Incentive Plan.

The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. We have filed, or incorporated into this registration statement on Form S-1 by reference, the exhibits listed on the accompanying Index to Exhibits.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 24th day of March, 2014.

VEEVA SYSTEMS INC.

/S/ TIMOTHY S. CABRAL
Timothy S. Cabral Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Peter P. Gassner	Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2014

/S/ TIMOTHY S. CABRAL Timothy S. Cabral	Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2014

* Mark Armenante	Director	March 24, 2014

* Ronald E.F. Codd	Director	March 24, 2014

* Gordon Ritter	Chairman of the Board of Directors	March 24, 2014

* Young Sohn	Director	March 24, 2014

* Kevin Spain	Director	March 24, 2014

* By:	/S/ TIMOTHY S. CABRAL
Timothy S. Cabral Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.					X

3.1	Restated Certificate of Incorporation of Registrant.	8-K	001-36121	3.1	10/22/13

3.2	Amended and Restated Bylaws of Registrant.	S-1/A	333-191085	3.4	10/3/13

4.1	Form of Registrant’s Class A common stock certificate.	S-1/A	333-191085	4.1	10/3/13

4.2	Amended and Restated Investors’ Rights Agreement, dated May 16, 2008, by and among the Registrant and the other parties thereto.	S-1	333-191085	4.2	9/11/13

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.					X

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-191085	10.1	10/3/13

10.2	2007 Stock Plan and forms of agreements thereunder.	S-1	333-191085	10.2	9/11/13

10.3	2012 Equity Incentive Plan and forms of agreements thereunder.	S-1	333-191085	10.3	9/11/13

10.4	2013 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-191085	10.4	10/3/13

10.5	2013 Employee Stock Purchase Plan.	S-1/A	333-191085	10.5	10/3/13

10.6	Office Lease Agreement, dated December 2008, between Registrant and Hacienda Pleasanton Park MD Parent, LLC, as amended June 11, 2010, January 31, 2011, April 2, 2012 and June 25, 2013.	S-1/A	333-191085	10.6	10/3/13

10.7*	Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended December 3, 2010, December 13, 2010, April 15, 2011, August 23, 2011, September 29, 2011, April 3, 2012 and May 24, 2012.	S-1/A	333-191085	10.7	9/20/13

10.8*	Eighth Amendment, dated March 3, 2014, to Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended.	8-K	001-36121	10.1	3/4/14

10.9	Offer letter, dated June 20, 2013, between Peter P. Gassner and the Registrant.	S-1	333-191085	10.8	9/11/13

10.10	Offer letter, dated June 19, 2013, between Matthew J. Wallach and the Registrant.	S-1	333-191085	10.9	9/11/13

10.11	Offer letter, dated January 25, 2010, between Timothy S. Cabral and the Registrant.	S-1	333-191085	10.10	9/11/13

10.12	Offer letter, dated March 16, 2012, between Ronald E. F. Codd and the Registrant.	S-1	333-191085	10.11	9/11/13

21.1	List of Subsidiaries of Registrant.	10-K	001-36121	21.1	3/18/14

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.					X

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).					X

24.1	Power of Attorney.	S-1	333-194640	24.1	3/18/14

101.INS†	XBRL Instance Document.	10-K	001-36121	101.INS	3/18/14

101.SCH†	XBRL Taxonomy Schema Linkbase Document.	10-K	001-36121	101.SCH	3/18/14

101.CAL†	XBRL Taxonomy Calculation Linkbase Document.	10-K	001-36121	101.CAL	3/18/14

101.DEF†	XBRL Taxonomy Definition Linkbase Document.	10-K	001-36121	101.DEF	3/18/14

101.LAB†	XBRL Taxonomy Labels Linkbase Document.	10-K	001-36121	101.LAB	3/18/14

101.PRE†	XBRL Taxonomy Presentation Linkbase Document.	10-K	001-36121	101.PRE	3/18/14

*

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.

†

In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.